February 25, 2026

Willard Station
Chief Financial Officer
Albany International Corp.
325 Corporate Drive
Portsmouth, New Hampshire 03801

        Re: Albany International Corp.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed February 26, 2025
            File No. 001-10026
Dear Willard Station:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing